PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2008

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 17, 2008

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$7,700,559	$12,960,396
Short-term investments (restricted – Note 5)	50,000	–
Amounts receivable	32,015	377,652
Prepaid expenses and deposits	42,984	321,433
	7,825,558	13,659,481
Fixed assets (Note 6)	17,269	27,258
Mineral properties (Note 7)	39,143,940	35,502,123
Investments	2,375	–
	$46,989,142	$49,188,862

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$158,722	$345,517
Accrued liabilities	297,105	131,559
	455,827	477,076

Shareholders' equity:
Share capital (Note 8)	45,213,503	45,213,503
Contributed surplus (Note 9)	11,615,950	11,362,381
Deficit	(10,296,138)	(7,864,098)
	46,533,315	48,711,786
	$46,989,142	$49,188,862

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

"Dave McPherson"	"Harry Blum"
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
Revenues	$–	$–
Expenses:
Administration and general	1,972,406	4,946,798
Loss before other income (expenses)	(1,972,406)	(4,946,798)
Other income (expenses):
Foreign exchange gain (loss)	302,950	(331,560)
Interest income	301,390	378,816
Interest expense	–	(7,830)
Impairment of fixed assets	(17,501)	–
Impairment of mineral properties (Note 7)	(647,368)	(2,659,219)
Change in fair value of investments	(399,105)	–
Transaction fees for reverse takeover
transaction	–	(158,984)
	(459,634)	(2,778,777)
Net loss and comprehensive loss for the year	(2,432,040)	(7,725,575)
Deficit, beginning of year	(7,864,098)	(138,523)
Deficit, end of year	$(10,296,138)	$(7,864,098)
Loss per share – basic and diluted	$(0.04)	$(0.18)
Weighted average number of shares	67,765,559	43,644,922

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
Operating activities:
Net loss for the year	$(2,432,040)	$(7,725,575)
Items not affecting cash:
Depreciation	27,409	13,875
Impairment of fixed assets	17,501	-
Impairment of mineral properties	647,368	2,659,219
Change in fair value of investments	399,105	-
Stock-based compensation	253,569	2,385,488
	(1,087,088)	(2,666,993)
Changes in non-cash working capital items:	-
Amounts receivable	345,637	(209,262)
Prepaid expenses and deposits	278,449	(125,287)
Income taxes		(57,937)
Accounts payable	(186,795)	220,848
Accrued liabilities	165,546	52,559
Total cash flows used in operating activities	(484,251)	(2,786,072)
Investing activities:
Capitalized mineral property expenditures,
net of recoveries	(4,690,665)	(23,955,313)
Purchase of short-term investments	(50,000)	1,000,000
Acquisition of fixed assets	(34,921)	(17,296)
Total cash flows used in investing activities	(4,775,586)	(22,972,609)
Financing activities:
Shares issued for cash, net of cash share
issue costs	-	28,414,276
Proceeds from issuance of warrants	-	6,221,887
Cash and cash equivalents acquired in
reverse takeover transaction (Note 3)	-	3,664,761
Repayments of note payable	-	(100,000)
Total cash flows provided by financing
activities	-	38,200,924
Effects of changes in foreign exchange rates on
cash and cash equivalents	-	3,593
Increase (decrease) in cash and cash equivalents
during the year	(5,259,837)	12,445,836
Cash and cash equivalents, beginning of year	12,960,396	514,560
Cash and cash equivalents, end of year	$7,700,559	$12,960,396
Cash and cash equivalents consist of:
Cash	$5,703,031	$12,960,396
Term deposits	1,997,528	-

	$7,700,559	$12,960,396

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

8

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

1.

NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the "Company") was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, Pure Nickel Inc. was acquired in a reverse takeover transaction.

The Company is a mineral property exploration company and has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They are expressed in Canadian dollars and include the accounts of all subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

(b)

Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)

Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)

Short-term investments
Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value. Funds that are not available for use by the Company are noted as restricted.

(e)

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Mineral properties
Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess recognized as income.

(g)

Investments
Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)

Impairment of long-lived assets
The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)

Foreign currency translation
The consolidated financial statements are stated in Canadian dollars, which is the Company's functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

(j)

Loss per share
Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

Stock-based compensation
The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870

– Stock-Based Compensation and Other Stock-Based Payments. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(l)

Asset retirement obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2008 and 2007, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

(m)

Income taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(n)

Financial instruments
Cash and cash equivalents, short-term investments and investments are designated as held-for-trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

3.

REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. acquired the issued and outstanding common shares of old Pure Nickel Inc. by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star valued at $13,426,276 to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. The transaction has been accounted for as a reverse takeover transaction. Consequently, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Values were assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Amounts receivable	58,935
Prepaid expenses and deposits	74,417
Fixed assets	26,356
Mineral properties	9,791,966
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)
Fair value of consideration	$13,426,276

4.

ADOPTION OF NEW ACCOUNTING STANDARDS

(a)

Financial instruments
In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued section 3862

– Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. The CICA also issued section 3863 – Financial Instruments – Presentation, to enhance the understanding of financial statement users as to the significance of financial instruments with respect to financial position, performance and cash flows. The Company adopted these standards effective December 1, 2007. Also, effective December 1, 2006, the Company adopted CICA section 3855 – Financial Instruments – Recognition and Measurement. Prior periods were not restated. Financial instrument disclosures are set out in note 15.

(b)

Capital disclosures
In December 2006, the CICA issued section 1535 – Capital Disclosures, which is effective for interim and annual financial statements commencing on or after October 1, 2007, and establishes standards for the disclosure of capital management strategies. The Company adopted this standard effective December 1, 2007 – see note 16.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

4.

ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c)

General standards of financial statement presentation
In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company's financial statements.

(d)

International Financial Reporting Standards
The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The Company is currently assessing the effect of the change.

5.

SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in a guaranteed investment certificate placed with a Schedule I bank as security for corporate credit cards. The funds are restricted and cannot be withdrawn while the credit cards are outstanding.

6.

FIXED ASSETS

		Accumulated	Net book
November 30, 2008	Cost	depreciation	value
Office equipment	$3,866	$500	$3,366
Computer hardware	11,511	1,661	9,850
Computer software	35,364	31,311	4,053
	$50,741	$33,472	$17,269

		Accumulated	Net book
November 30, 2007	Cost	depreciation	value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632
	$41,195	$13,937	$27,258

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

7.

MINERAL PROPERTIES

Year ended November 30, 2007	Balance, beginning of year	Expenditures capitalized, net of recoveries	Impairment	Value ascribed to warrants received	Balance, end of year
Copper King
Milford (a)	$4,128,838	$–	$–	$–	$4,128,838
MAN Project (b)	8,835,811	398,049	–	–	9,233,860
Salt Chuck (c)	164,976	35,284	–	–	200,260
Fond du Lac (d)	4,347,657	(22,475)	–	–	4,325,182
Thompson*	602,911	38,033	(640,944)	–	–
William Lake (e)	17,445,139	3,463,323	–	(371,080)	20,537,382
Forgues and Haut
Plateau East (f)	(30,000)	(14,724)	–	(30,400)	(75,124)
Manibridge (g)	2,550	427,062	–	–	429,612
Raglan (h)	–	351,392	–	–	351,392
East Hudson*	4,241	2,183	(6,424)	–	–
Rainbow	–	12,538	–	–	12,538
	$35,502,123	$4,690,665	$(647,368)	$(401,480)	$39,143,940

*During the year the Company suspended exploration on the Thompson property and ended the option agreement with respect to that property. The Company also relinquished its rights to the claims and licences associated with the East Hudson property.

Year ended November 30, 2007	Balance, beginning of year	Expenditures capitalized, net of recoveries	Impairment	Value ascribed to warrants received	Balance, end of year
Copper King
Milford (a)	$–	$4,128,838 $	–	$–	$4,128,838
MAN Project (b)	–	8,835,811	–	–	8,835,811
Salt Chuck (c)	–	164,976	–	–	164,976
Fond du Lac (d)	1,111,345	3,236,312	–	–	4,347,657
Fox River	79,307	2,579,912	(2,659,219)	–	–
Thompson	–	602,911	–	–	602,911
William Lake (e)	–	17,445,139	–	–	17,445,139
Forgues and Haut
Plateau East (f)	–	(30,000)	–	–	(30,000)
Manibridge (g)	–	2,550	–	–	2,550
East Hudson	–	4,241	–	–	4,241
	$1,190,652	$36,970,690	$(2,659,219)	$–	$35,502,123

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

(a)

Copper King Milford, Utah, United States

The Copper King Milford property in Utah is approximately 2,830 hectares. Under an agreement, the Company will receive 1% of net proceeds from the first 10,000,000 pounds of copper produced, 1.5% of the net proceeds on all copper produced thereafter, and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million (approximately $12 million), and are subject to a 12% net profits interest (held by a group of private investors that includes a director of the Company – Note 14).

(b)

MAN property, Alaska, United States

The 72,519 hectare MAN property is located 400 km northeast of Anchorage, Alaska. During the year the Company entered into an agreement with Itochu Corporation under which it agreed to reimburse the Company for exploration expenses incurred at MAN to a maximum of US$6.5 million (approximately $8.0 million) in 2008 and 2009. The reimbursement for 2008 was received during the fiscal year, and exploration expenses capitalized are recorded net of the reimbursement received. Under the agreement, Itochu has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $49 million) and meeting certain other conditions, by 2013.

(c)

Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 1,081 hectares, near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d)

Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 30,640 hectares, on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

(e)

William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. In 2007, the Company paid Xstrata Nickel, a division of Falconbridge Limited, $15,250,000 and issued 4,000,000 common share purchase warrants to acquire the property. Each warrant entitles Xstrata to acquire one common share at $2.00 for a term expiring on May 11, 2010. The warrants were valued at $1,963,411 using the Black-Scholes option-pricing model. Under the agreement, the Company granted Xstrata a 2% net smelter return royalty and the right to repurchase a 50% working interest in the property. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

(f)

Forgues and Haut Plateau East, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec. Manicouagan may earn 50% interest in the properties by spending a minimum of $750,000 on the property before the second anniversary date. Manicouagan may earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to spend an additional $1,500,000 for a further 12 months in the same manner. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 14).

(g)

Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 128 km southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period ending December 31, 2011, to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to spending a cumulative amount of $3,000,000 on exploration by December 31, 2012.

(h)

Raglan, Quebec, Canada

The Company has three properties in the Raglan area: SR1, POV, and Nuvilik. During 2008 the Company commissioned a VTEM aerial survey of the SR1 claims in the Raglan area. Also, during 2008, the Company entered into an agreement with Minergy Limited under which it granted Minergy an option to earn an interest of up to 70% in 393 mining claims comprising the Nuvilik and POV properties, by incurring up to $6 million of exploration costs over five years.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

8.

SHARE CAPITAL

(a)

Authorized share capital

Authorized share capital consists of unlimited common shares without par value.

(b)

Issued and outstanding share capital

	Number of
	shares	Amount
Balance, November 30, 2006	24,100,001	2,901,845
Issued for cash upon exercise of stock options	100,000	20,000
Issued for services to an officer of the Company	370,000	74,000
Transferred from contributed surplus upon exercise of stock
options	–	2,700
Reverse takeover transaction:
Common shares of old Pure Nickel eliminated	(24,570,001)	–
Common shares of Nevada Star recognized	84,319,285	–
Common shares of Nevada Star issued to shareholders of old Pure Nickel	89,508,515	13,426,276
	173,827,800	16,424,821
Reverse stock split 1:5	(139,062,240)	–
Issued in two private placements for cash, net of share issue
costs	31,999,999	27,528,682
Issued for acquisition of mineral property	1,000,000	1,260,000
Balance, November 30, 2008 and 2007	67,765,559	$45,213,503

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

8.

SHARE CAPITAL (continued)

(c)

Stock options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding. This limit includes options issued under the Company's previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

Stock option activity since November 30, 2006 is presented below:

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2006	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20
Outstanding, November 30, 2007	3,650,000	0.99
Granted	1,075,000	0.26
Forfeited	(300,000)	0.79
Expired	(250,000)	0.90
Outstanding, November 30, 2008	4,175,000	0.83

The following stock options are outstanding and exercisable at November 30, 2008:

Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
Exercise		remaining	average		average
prices	Number of	contractual life	exercise price	Number of	exercise
$	shares	in years	$	shares	price $
0.26	975,000	2.4	0.26	760,000	0.26
0.31	100,000	2.2	0.31	50,000	0.31
0.79	300,000	0.6	0.79	300,000	0.79
0.90	1,975,000	0.7	0.90	1,975,000	0.90
1.07	100,000	1.9	1.07	100,000	1.07
1.30	250,000	1.5	1.30	250,000	1.30
1.45	100,000	1.5	1.45	100,000	1.45
1.50	250,000	1.5	1.50	250,000	1.50
1.55	125,000	1.5	1.55	125,000	1.55
	4,175,000	1.3	0.83	3,910,000	0.86

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

8.

SHARE CAPITAL (continued)

Stock options outstanding at November 30, 2008 expire from December 19, 2008 to June 19, 2011.

(d)

Warrants

Outstanding warrants are presented below:

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2006	–	–
Issued	20,000,004	1.66
Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82

Warrants expire between January 10, 2009 and May 11, 2010.

(e)

Agent Share Warrants

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2006	–	–
Issued	500,000	0.90
Outstanding, November 30, 2007	500,000	0.90
Expired	(500,000)	0.90
Outstanding, November 30, 2008	–	–

(f)

Agent Unit Warrants

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2008 and 2007	629,370	1.25

Agent unit warrants outstanding at November 30, 2008 expire on January 9, 2009.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

9.

CONTRIBUTED SURPLUS

	Year ended November 30, 2008	Year ended November 30, 2007
Balance, beginning of year	$11,362,381	$2,700
Stock-based compensation expense	253,569	2,311,488
Relative fair value of warrants issued in private placements	–	6,221,887
Fair value of agent share warrants issued for share issue costs	–	297,062
Fair value of agent unit warrants issued for share issue costs	–	568,533
Fair value of warrants issued for mineral properties	–	1,963,411
Amount transferred to share capital upon exercise of stock options	–	(2,700)
Balance, end of year	$11,615,950	$11,362,381

10.

STOCK-BASED COMPENSATION

During the year ended November 30, 2008, the Company granted 1,075,000 stock options to directors, officers, employees and consultants of the Company (November 30, 2007 – 3,650,000). The weighted average fair value of each option granted was $0.26 (November 30, 2007 - $0.69) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year ended	Year ended
	November 30,	November
	2008	30, 2007
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	3.0% - 3.5%	4.1%
Expected dividend yield	0%	0%
Expected stock price volatility	108% - 117%	88.3%

During the year ended November 30, 2008, the Company recognized $253,569 of compensation expense (2007 - $2,311,488), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

11.

INCOME TAXES

In assessing the realization of the Company's future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

11.

INCOME TAXES (continued)

(a)

Income Tax Reconciliation

Income tax expense presented in the statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 33.5% (November 30, 2007 – 35.2%) to income before income taxes as follows:

	November	November
	30, 2008	30, 2007
Income tax recovery expected at statutory rates	$839,000	$2,511,000
Non-deductible items	(302,000)	(1,755,000)
Change in valuation allowance	(537,000)	(756,000)
Income tax recovery	$–	$–

(b)

Future income tax assets and liabilities

The significant components of the Company's future tax assets are as follows:

	November	November
	30, 2008	30, 2007
Future income tax assets:
Non-capital tax losses carried forward	$1,646,000	$1,453,000
Property and equipment	15,000	7,000
Cumulative eligible capital	45,000	47,000
Reduction of fair value of investments	134,000	–
Canadian exploration and development expenses	457,000	253,000
Total gross future income tax assets	2,297,000	1,760,000
Valuation allowance	(2,297,000)	(1,760,000)
Net future income tax assets	$–	$–

(c)

Non-capital losses

As at November 30, 2008, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $4,913,000 expiring as follows:

$
2009	446,000
2010	159,000
2014	96,000
2015	19,000
2026	178,000
2027	2,836,000
2028	1,179,000
4,913,000

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

11.

INCOME TAXES (continued)

(d)

Exploration expenditures

Under the Income Tax Act, the Company can accumulate its resource related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of November 30, 2008, the Company has Cumulative Canadian Exploration expenses (CCEE) of $26,724,000 (2007 - $22,868,000) and Cumulative Canadian Development expenses (CCDE) of $223,000 (2007 - $223,000) that can be used to reduce exploration and development taxable income in the future.

12.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the year ended November 30, 2008 was 67,765,559 (November 30, 2007 – 43,644,922). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.

SUPPLEMENTARY CASH FLOW INFORMATION

	November	November
	30, 2008	30, 2007
Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 3)	$–	$9,761,516
Common shares issued for acquisition of mineral property	–	1,260,000
Warrants issued for acquisition of mineral property	–	1,963,411
Agent share warrants issued as financing commissions	–	297,062
Agent unit warrants issued as financing commissions	–	568,533
Warrants received for options on mineral property	401,480	–

Cash paid for:
Interest	$–	$32,380
Income taxes	$–	$57,937

14.

RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended November 30, 2008, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $255,666 (2007 - $348,536), and paid directors of the Company, and companies controlled by directors of the Company, $79,037 (2007 - $42,170) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value. As described in Notes 7(a) and 7(f) respectively, a director of the Company is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company's properties.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

15.

FINANCIAL INSTRUMENTS

(a)

Fair value
The Company has various financial instruments comprising of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at November 30, 2008 was $2,375. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

(b)

Credit risk
The Company maintains all of its cash and cash equivalents and short-term investments invested in short-term instruments of major financial institutions. Most of these amounts are not insured but depend upon the general creditworthiness of the institutions.

(c)

Liquidity risk
The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

(d)

Interest rate risk
The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(e)

Currency risk
As the Company operates in the United States, some of the Company's financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations.

At November 30, 2008, the Company had net monetary assets denominated in United States funds of $2,244,812. This represented a higher than normal balance and resulted from a U.S.-dollar cash receipt at the year end, and was significantly reduced shortly after the year-end. Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $417,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $417,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

16.

CAPITAL DISCLOSURES

The Company considers all of the components of shareholders' equity to be capital. The Company's objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company's approach to capital management during the year.

17.

SEGMENT DISCLOSURES

The Company's fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	13,562,958	39,143,940
	$25,598,251	$13,562,958	39,161,209

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123
	$22,399,756	$13,129,625	$35,529,381

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception on April 29, 1987 aggregate $10,296,138.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 – Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS No. 157 is effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 – Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendment to AU Section 411 – The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on its consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company's financial statements.

(i)

Net Loss and Loss per Share

	Year ended November 30, 2008	Year ended November 30, 2007
Net loss under Canadian GAAP	$(2,432,040)	$(7,725,575)
Capitalized expenditures on unproven mineral properties	(3,641,817)	(34,311,471)
Net loss under U.S. GAAP	$(6,073,857)	$(42,037,046)
Loss per share under U.S. GAAP – basic and diluted	$(0.09)	$(0.96)

(ii)

Mineral Properties

	November 30, 2008	November 30, 2007
Mineral properties under Canadian GAAP	$39,143,940	$35,502,123
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Mineral properties under U.S. GAAP	$–	$–

(iii)

Deficit

	November 30, 2008	November 30, 2007
Deficit under Canadian GAAP	$(10,296,138)	$(7,864,098)
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Deficit under U.S. GAAP	$(49,440,078)	$(43,366,221)

19.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.